www.nedakethanol.com
Jerome Fagerland –General Manager

November 29, 2011

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Ms. Jessica Dickerson
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NEDAK Ethanol, LLC (“Company“)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2011
File No. 000-52597

Dear Ms. Dickerson,

The Company received your letter dated November 1, 2011 (the “Letter”) and we appreciate the comments provided by the staff therein respecting the Company’s periodic reports.  Below are the Company’s responses to the comments contained in the Letter.  For your convenience, the Letter’s comments precede the responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.  Business, page 2

Regulatory Environment, page 8

NDEQ Air Quality Permit, page 9

Comment 1:
We note your disclosure that you received Notices of Violation from the NDEQ.  With a view toward future disclosure, please tell us when this occurred, whether you reported the event on a current report, and whether you experienced any material consequences as a result of receiving these notices.

Company Response:	The Company received the Notices of Violation from the NDEQ in January 2010. The event was first reported on the Company’s Form 10-K filed on April 5, 2010,

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

and subsequently in the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2010, and the Company has not experienced any material consequences as a result of these notices.  Accordingly, the Company did not feel it was appropriate to continue further repetition of that information.

Item 1A. Risk Factors, page 10 Risks Associated with Our Operation, page 12 We may be at a competitive disadvantage compared to other ethanol producers . . . , page 13
Comment 2:
We note the competitive disadvantage you discuss in this risk factor.  In future filings, please also fully address this competitive disadvantage in your discussion of competition in the business section.  We also note the brief disclosure on page 7 regarding the disadvantage you face in delivering your product into the larger markets of the eastern U.S.  Please elaborate on the competitive factors arising from all of your transportation challenges in future filings.

Company Response:	We understand your comment and will include more detailed descriptions of the Company’s competitive disadvantages in future filings.
Item 9A. Controls and Procedures, page 27 Evaluation of Disclosure Controls and Procedures, page 27
Comment 3:
Management’s conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  However, as written, management’s conclusion does not encompass the entire definition of disclosure controls and procedures.  Please confirm to us, if true, that management’s conclusion regarding the effectiveness of your disclosure controls and procedures is based on the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  Additionally, please include the entire definition in future filings.  Alternatively, in future filings, you may simply state, if true, that management concluded that your disclosure controls and procedures are effective. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Company Response:
We hereby confirm that the effectiveness of the Company’s disclosure controls and procedure is based on the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).  We intend to revise the statement so

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

that future filings (including the quarterly report on form 10-Q just filed for the quarter ended September 30, 2011) will simply state, if true, that management concluded that the Company’s disclosure controls and procedures are effective.

Item 15. Exhibits, Financial Statement Schedules, page 29
Comment 4:
Please tell us what consideration you gave to filing the management consulting agreement with Tenaska (page 6), the negotiated rate agreement for distribution transportation service with Source Gas (page 6), and the marketing agreement with Tenaska (page 7) as exhibits to the Form 10-K.  Refer to Item 601(b)(10) of Regulation S-K.

Company Response:
The management consulting agreement (page 6) and marketing agreement (page 7) with Tenaska referenced in the Company’s most recent Form 10-K are informal, verbal agreements between the Company and Tenaska that are terminable  by either party at any time.  As such, we have not deemed such verbal agreements material to the Company.

The negotiated rate agreement for distribution transportation service with Source Gas identified on page 6 of the Company’s most recent Form 10-K was filed as Exhibit 10(i).9 to such Form 10-K.  The original agreement was entered into with Kinder Morgan Inc., and Source Gas is the successor-in-interest to the Company with regard to such agreement (as documented in Exhibit 10(i).14 to the Company’s most recent Form 10-K).

Comment 5:
Please tell us why you filed the master credit agreement and the first two supplements to the master credit agreement under Item 601(b)(4) of Regulation S-K and the fourth through seventh supplements under Item 601(b)(10) of Regulation S-K.

Company Response:
We have reviewed the Company’ exhibits and determined that the supplements to the master credit agreement should be filed under Item 601(b)(4).  We intend to file so all the supplements on all future filings.

Comment 6:
All attachments, exhibits, and schedules should be included in exhibits you file with your Form 10-K.  In this regard, we note that it appears several exhibits and schedules are omitted from Exhibit 4(ii).1.  Please advise, or file a complete copy of the exhibit with your next periodic report.

Company Response:
We have reviewed the exhibit previously filed under Item 601(b)(4)(ii) and noted the missing attachments, exhibits and schedules.  We are currently obtaining complete copies of these documents and will file the full versions of such exhibits

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

with all attachments, exhibits and schedule in our next periodic report.

Comment 7:
You incorporate your code of ethics by reference to Exhibit 14 of your annual report on Form 10-KSB filed on April 1, 2008.  We are unable to locate the code of ethics pursuant to that reference.  Please advise, or tell us how you intend to comply with Item 406 of Regulation S-K.

Company Response:
We have reviewed the reference to the Form 10-KSB filed on April 1, 2008 and note that reference is incorrect.  The reference should instead be to the Form10-KSB filed on April 2, 2007.  We will revise this reference in all subsequent periodic reports.

Signatures, page 33
Comment 8:
Please note that, in future filings, your principal executive officer, principal financial officer, and principal accounting officer or controller should indicate that they are signing the Form 10-K in those capacities.  In this regard, we note that they have only indicated they are signing in their capacity as director.

Company Response:
We have noted this comment and will make sure that the principal executive officer, principal financial officer, and principal accounting officer or controller all sign the Form 10-K in those capacities, in addition to their capacity as directors.

Exhibits 31.1 and 31.2
Comment 9:
Please note that, in future filings, you should provide these certifications exactly as they appear in Item 601(b)(31) of Regulation S-K.  In this regard, we note:

•Paragraph 3 should refer to “cash flows of the registrant” instead of “cash flows of NEDAK Ethanol, LLC;”

•You should not omit the closing parenthesis in paragraph 4, and you should not add a comma after “registrant;”

•You should include a comma after “Designed such disclosure controls and procedures” in paragraph 4(a);

•You should not include “and” at the end of paragraph 4(b);

•You should not omit the parenthetical phrase from paragraph 4(d), and you should include the word “and” at the end of paragraph

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

4(d); and •You should not add “s” to the end of “internal control” in paragraph 5(b). This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Company Response:
We have taken note of your comments regarding the certifications appearing in Exhibits 31.1 and 31.2, and all future periodic reports (including the quarterly report on form 10-Q just filed for the quarter ended September 30, 2011) will include the certifications exactly as they appear in Item 601(b)(31).

Fiscal Year 2010 Annual Report Management’s Discussion & Analysis . . . , page 5 Overview, page 5
Comment 10:	Please tell us what consideration you gave to filing the master netting agreement with Tenaska as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.
Company Response:
The netting agreement with Tenaska has no substantive terms.  It is simply an arrangement where the parties net out all payments back and forth each month.  In addition, the agreement can be terminated by either party at any time.  Accordingly, we do not believe this agreement to be material to the Company.

WDG Revenues, page 5
Comment 11:
Please tell us what consideration you gave to filing written descriptions of your verbal agreements with local cattle feeders as exhibits to the Form 10-K.  Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Company Response:	Although the Company has verbal arrangement with local cattle feeders, no one arrangement represents a material amount of sales, as the Company has discussed in its MD&A in recent periodic reports.

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

Definitive Proxy Statement on Schedule 14A Corporate Governance, page 7 Meetings and Committees of the Board of Directors, page 7 Code of Ethics, page 7
Comment 12:
In future filings, please disclose whether your code of ethics applies to your principal executive officer, your principal financial officer, and your principal accounting officer or controller.  Refer to Item 406(a) of Regulation S-K.

Company Response:	The Company’s code of Ethics applies to all employees of the Company, including its officers. The Company will include such fact in its future filings.
Comment 13:	In future filings, please provide the disclosure required by Item 406(c)(3) of Regulation S-K.
Company Response:	We have noted your comment and will include the disclosure required by Item 406(c)(3) of Regulation S-K, as applicable, in future filings.
Compensation of Directors and Executive Officers, page 9 Officer Compensation, page 10
Comment 14:
We note your disclosure on page 10 that you entered into an employment agreement with Mr. Fagerland on October 30, 2007.  We further note that pursuant to the employment agreement, Mr. Fagerland’s base annual salary was set at $130,000 with 5% annual increases.  With a view toward future disclosure, please tell us why Mr. Fagerland’s salary appears to have increased by more than 15% within two years.  In this regard, we note you disclose that he received a salary of $150,491 in 2009.

Company Response:
On October 30, 2007 the Company entered into an employment agreement with Mr. Fagerland which provides for his compensation for the twelve months ending on October 31, 2007 to be $130,000 per year, to be increased by 5% each subsequent year.  According to the employment agreement, Mr. Fagerland’s compensation was increased as follows: (i) by 5% on November 1, 2007,

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

resulting in annual compensation of $135,600, (ii) by 5% on November 1, 2008, resulting in annual compensation of $143,325 (although the parties mutually agreed to forego this increase and that Mr. Fagerland would receive two increments of 5% the subsequent year), (iii) by 5% on November 1, 2009, resulting in annual compensation of $150,491 and (iv) by 5% on November 1, 2010, resulting in annual compensation of $158,016.

Form 10-Q for the Quarterly Period Ended June 30, 2011 Notes to Condensed Unaudited Financial Statements, page 4 2. Liquidity and Market Uncertainties, page 4
Comment 15:
In the second and third paragraphs on page 5, you state, “The Company has continued discussions with its lenders to resolve defaults . . . .”  Your disclosure states that you continue to work with lenders. However, your disclosure remains unchanged from your Form 10-K for the fiscal year ended December 31, 2010 all the way through your Form 10-Q for the quarterly period ended June 30, 2011.  With a view toward future disclosure, please provide us with a current update on the status of your discussions and efforts to work with your lenders.  Your disclosure should provide investors with a meaningful insight into how you are working to resolve your liquidity problems and the uncertainties associated with your credit agreements as well as the status of those efforts to date.  This comment also applies to the Liquidity and Capital Resources section in Management’s Discussion and Analysis.

Company Response:
This response is also in response to comment 16 below.  The Company continues its discussions with its lenders.  Those discussions must be coordinated with discussions with a key business partner (Tenaska) and capital providers.  In short, the Company must align its interests simultaneously with several different parties, each with differing goals and priorities.  Accordingly, it has taken a great deal of time to restructure the Company’s debt.  Over the course of such negotiations, the Company has sought to indicate how those negotiations have proceeded, but with so many uncertainties, there has been very little of substance the Company could report other than sheer speculation.  Once those discussions yield a certain proposal that satisfies all interested parties, it will promptly and fully discuss the same in its periodic reports.

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988

November 29, 2011

Market Risk, page 24 Commodity Price Risk, page 24
Comment 16:
On page 25, you state that you are negotiating the transfer of risk management with Tenaska.  We note your disclosures on the subject remain substantially unchanged from your Form 10-K for the fiscal year ended December 31, 2010 to your Form 10-Q for the quarterly period ended June 30, 2011.  With a view toward future disclosure, please tell us the nature of your discussions with Tenaska, and provide us with an update on the status of the negotiations. Your disclosures should help investors understand the material effects such discussion would have on them.

Company Response:	Please see our response to comment 15 above.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to a filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly if you have any questions regarding this communication.

Sincerely,

/s/ Jerome Fagerland
Jerome Fagerland
President

87590 Hillcrest Road - PO Box 391 - Atkinson, NE 68713
Ph. 402-925-5570 - Fax 402-925-2988